UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

November 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,825,463
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,825,463
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,825,463
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 59.0%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 7,153,966
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,153,966
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,153,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 39.0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,228,943
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,228,943
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,228,943
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 12.4%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Standard General Focus Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 209,464
9 Sole Dispositive Power 0
10 Shared Dispositive Power 209,464
11	Aggregate Amount Beneficially Owned by Each Reporting Person 209,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,825,463
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,825,463
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,825,463
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 59.0%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 2 TO SCHEDULE 13D

Item 1.                          Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (“Turning Point Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Original Schedule 13D”) that was filed on May 13, 2016 (the Original Schedule 13D, as amended on June 29, 2016 and by this Amendment, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Original Schedule 13D.

This amendment is being filed to amend and supplement Items 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 4.                 Purposes of Transaction

On November 25, 2016, the Special Diversified Opportunities Inc. (“SDOI”), Standard General Master Fund L.P. (“SG Master Fund”), P Standard General Ltd. (“PSG”) and Standard General Focus Fund L.P. (“SG Focus Fund” and, collectively with SG Master Fund and PSG, the “SG Parties”) entered into a Contribution and Exchange Agreement (the “Agreement”).  Pursuant to the Agreement, the SG Parties will contribute, or cause to be contributed to SDOI, approximately 9,592,373 shares of Turning Point Common Stock, consisting of (i) certain shares of Turning Point Common Stock (“Contributed Shares”) held by the SG Parties or which the SG Parties have the right to acquire prior to the contribution and (ii) certain shares of Turning Point Common Stock (“Additional Shares”) held by certain third parties (“Additional Persons”) over which the SG Parties have certain disposition and other rights. The Contributed Shares and the Additional Shares will represent over 50.1% of the issued and outstanding shares of Turning Point Common Stock.

In exchange for the Contributed Shares and the Additional Shares, SDOI will issue to the SG Parties and the Additional Persons (as applicable) shares of the Class A Common Stock (as defined herein) of SDOI based on an exchange ratio, calculated as of the closing of the Contribution and Exchange (as defined herein), equal to the lesser of (i) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the Common Stock of SDOI (as adjusted to reflect the reclassification of the Common Stock of SDOI pursuant to the Interim Charter Amendment (as defined herein)) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of SDOI. Prior to the consummation of the transactions contemplated by the Agreement (the “Contribution and Exchange”), SDOI will amend and restate the certificate of incorporation of SDOI (the “Interim Charter Amendment”) to provide for, among other things, (x) the reclassification of every ten (10) shares of the common stock, par value $0.01 per share, of SDOI into a one share of a new class of common stock, par value $0.01 per share, designated as “Class A Common Stock” (the “Class A Common Stock”) and (y) the authorization for issuance of an additional class of common stock, par value $0.01 per share, of SDOI designated as “Class B Common Stock” (the “Class B Common Stock”).  Immediately following the consummation of the Contribution and Exchange, SDOI will distribute a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock (the “Dividend”).  The Class A Common Stock and the Class B Common Stock will vote together as a single class and will be substantially the same, except that the Class B Common Stock shall have 10 votes per share and the Class A Common Stock one vote per share. Following distribution of the Dividend, the SG Parties will deliver a written consent to adopt and approve a further amendment and restatement of the certificate of incorporation of SDOI (the “Final Charter Amendment”).

The Agreement, the Interim Charter Amendment, the Contribution and Exchange, the Dividend and the Final Charter Amendment were approved by a unanimous vote of SDOI’s board of directors (the “Issuer Board”), acting upon the unanimous recommendation of the special committee comprised of independent directors of SDOI Board (the “Special Committee”). In connection with SDOI Board’s approval, EP Securities LLC rendered its opinion to the Special Committee and then to SDOI Board that, as of the date of the opinion and subject to the assumptions, qualifications and limitations set forth therein, that the Contribution and Exchange and the Dividend to be received by the holders of SDOI’s Class A Common Stock, other than the SG Parties and their affiliates, pursuant to the Agreement is fair to such holders from a financial point of view.

SDOI and the SG Parties each made customary representations, warranties and covenants in the Agreement.  Such representations and warranties have been made solely for the benefit of the other parties thereto and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one or more of the parties if those statements prove to be inaccurate, (ii) have been qualified by disclosures that were made to the other parties in connection with the negotiation of the agreement, which disclosures are not necessarily reflected in the Agreement, (iii) may apply standards of materiality different from those generally applicable to public disclosures to stockholders and reports and documents filed with the SEC and (iv) were made only as of the date of the Agreement or such other date or dates as may be specified in the Agreement and are subject to more recent developments. Customary covenants govern the time between the date of the Agreement and the closing regarding conduct of SDOI’s business, access to information pertaining to SDOI’s business, and notification of certain events.  Consummation of the Contribution and Exchange is subject to the approval by SDOI’s stockholders of a proposal (the “Interim Charter Amendment Proposal”) to amend SDOI’s certificate of incorporation to approve the Interim Charter Amendment.

Closing of the Contribution and Exchange is expected to occur in the first quarter of 2017.  The Agreement provides for certain termination rights for SDOI and the SG Parties as set forth therein.

The foregoing summary is qualified in its entirety by reference to the full text of the Agreement, a copy of which is incorporated herein by reference as Exhibit 99.1 hereto.

Item 5.                          Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Securities and Exchange Commission on November 10, 2016, that there were 18,341,889 shares of Common Stock outstanding as of November 9, 2016.

(c) The Reporting Persons did not effect any transactions in the Company’s securities that have not been previously reported.

(d)  See Items 7-11 of the cover pages and Item 2 above.

(e)  Not applicable.
Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issue

See Item 4.

On November 23, 2016, certain of the SG Parties and Thomas F. Helms, Jr. amended the previously disclosed loan agreement among the parties, pursuant to which SG Master Fund agreed to loan an additional $300,000 to Thomas F. Helms, Jr.  Mr. Helms has agreed, at the request of certain of the SG Parties at any time in its sole discretion and within two business days of the request, to repay a portion of the amounts loaned by certain of the SG Parties with 150,000 shares of the Turning Point Common Stock owned by him, which for such purpose shall be valued at the 30 calendar day trailing volume weighted average price of the Turning Point Common Stock on the date of the request.  In addition, Mr. Helms has provided the SG Parties, for nine months from the date of the amendment, authority to exercise investment discretion on his behalf with respect to 500,000 of the shares of the Turning Point Common Stock owned by him that have been previously pledged as collateral under the loan agreement.

Item 7.                Material Agrements to Be Filed as Exhibits

Exhibit 99.1  Contribution and Exchange Agreement, dated as of November 25, 2016, by and among SDOI, SG Master Fund, PSG and Standard General Focus Fund L.P. is incorporated herein by reference to Exhibit 2.1 to SDOI’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 25, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                November 25, 2016
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

STANDARD GENERAL FOCUS FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim